Exhibit 99.1

FOR IMMEDIATE RELEASE

Cutrale-Safra and Chiquita Announce Definitive Merger Agreement

Cutrale-Safra to Acquire Chiquita for $14.50 Per Share in Cash in a Transaction Valued at Approximately $1.3 Billion

Merger to Enhance Chiquita’s Position Worldwide

Provides Chiquita with Extensive Experience in All Aspects of Fruit and Juice Value Chain

NEW YORK, NY and CHARLOTTE, N.C., — (October 27, 2014) – Chiquita Brands International Inc. (“Chiquita”) (NYSE:CQB) and the Cutrale-Safra group today announced a definitive merger agreement. Under the merger agreement, which has been unanimously approved by the Chiquita Board of Directors, Cutrale-Safra will acquire all outstanding common shares of Chiquita for $14.50 per share in cash.

The transaction combines Chiquita, one of the leading fresh produce companies, with Cutrale Group, one of the world’s most highly regarded agribusiness and juice companies, and the Safra Group, a leading global financial services firm with a strong track record of successful investments.

Cutrale-Safra stated: “We are pleased to make this long-term investment in Chiquita, one of the leading fresh produce companies in the world. It has impressive brand loyalty and recognition through its Chiquita and Fresh Express brands, providing the company with a strong competitive edge in the growing worldwide demand for high-quality fresh fruits and salads. Cutrale-Safra is committed to supporting Chiquita as it continues to build out the strength of its franchises. To ensure Chiquita has the premier and most sustainable platform in its sector, Chiquita will be able to access Cutrale-Safra’s substantial experience in all aspects of the fruit and juice value chain and extensive financial expertise. Chiquita will be able to take advantage of the vast knowledge of the Cutrale Group in farming, processing, technology, sourcing, distribution, logistics and marketing. Furthermore, the  Safra Group’s highly regarded global reputation for business and  investment success, its knowledge of market conditions around the world, and its long term relationships internationally all can add value to Chiquita and  further enhance its prospects. Cutrale-Safra is confident that Chiquita will have the capabilities necessary to grow its business and benefit its stakeholders, including employees, business partners, customers, distributors and suppliers.  We look forward to working together with the Chiquita employees to build further on Chiquita’s success.”

“This transaction demonstrates our Board’s commitment to maximizing shareholder value and underscores the significant progress Chiquita has achieved over the past couple of years in our financial and operational performance,” said Ed Lonergan, Chiquita’s Chief Executive Officer.  “We are pleased with the substantial value and significant all-cash premium we have delivered through this exciting agreement with the Cutrale Group and the Safra Group.  Through the due diligence process, we developed a tremendous amount of respect for the entire Cutrale-Safra team, especially their knowledge and understanding of global agribusiness, shipping and manufacturing.  Chiquita and Fresh Express are some of the most recognizable brands in the sector, and we are confident that Cutrale-Safra will be good stewards of the business moving forward.  We look forward to working with Cutrale-Safra to ensure a smooth transition and complete the transaction as expeditiously as possible.  We would once again like to express our sincere gratitude to Chiquita’s employees around the world for their hard work and dedication on behalf of Chiquita and our customers.”

The $14.50 per share consideration to be received by Chiquita shareholders represents a 33.8% premium to Chiquita’s closing price on March 7, 2014, the last trading day prior to the announcement of Chiquita’s transaction with Fyffes plc. The transaction is valued at approximately $1.3 billion, including the assumption of Chiquita’s net debt.

The merger agreement between Cutrale-Safra and Chiquita provides for Cutrale-Safra to commence a tender offer and following the closing of the tender offer to acquire all remaining shares through a merger.  The transaction is not subject to any financing conditions.

The transaction is subject to the satisfaction of customary closing conditions and regulatory approvals and is expected to close by the end of the year or early 2015.  Following the close of the transaction, Chiquita will become a wholly owned subsidiary of the Cutrale-Safra group, and remain incorporated in New Jersey.

About Chiquita Brands International, Inc.
Chiquita Brands (NYSE:CQB) is a leading international marketer and distributor of nutritious, high-quality fresh and value-added food products - from energy-rich bananas, blends of convenient green salads and other fruits to healthy snacking products. The company markets its healthy, fresh products under the Chiquita® and Fresh Express® premium brands and other related trademarks. With annual revenues of more than $3 billion, Chiquita employs approximately 20,000 people and has operations in nearly 70 countries worldwide. For more information, please visit www.chiquita.com.

About Cutrale Group
The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family.  Entities within the Cutrale Group collectively make up one of the world’s most highly regarded agribusiness and juice companies in the world and one of the world’s leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices.  The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group
The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.

No Offer or Solicitation
A tender offer for the outstanding shares of Chiquita has not yet commenced. This communication also is not intended to and does not constitute an offer to buy or the solicitation of an offer to sell any securities. When the tender offer is commenced, Cavendish Acquisition Corporation (“Cavendish”), a direct wholly owned subsidiary of Cavendish Global Limited, a private limited company jointly owned by Burlingtown UK LTD and Erichton Investments Ltd., which are affiliates of the Cutrale Group and the Safra Group, respectively, will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and thereafter Chiquita will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Important Additional Information Has Been Filed and Will Be Filed With The SEC
Cutrale-Safra will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents, and Chiquita will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer by Cavendish with the SEC following the commencement of Cavendish’s tender offer for all outstanding shares of Chiquita common stock. Any Tender Offer Statement filed by Cutrale-Safra and any Solicitation/Recommendation Statement filed by Chiquita that is required to be mailed to shareholders will be mailed to shareholders of Chiquita. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A FORM OF LETTER OF TRANSMITTAL AND OTHER TENDER OFFER RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND ANY AMENDMENTS THERETO, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Chiquita through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC by Chiquita by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202.

Forward-Looking Statements
This communication contains certain “forward-looking statements” with respect to certain plans and objectives of Chiquita and Cutrale-Safra with respect to the proposed acquisition of Chiquita by Cutrale-Safra, the tender offer and the related merger, including the timing of the completion of the tender offer and the merger, under the merger agreement between Chiquita and Cutrale-Safra. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the risk that the acquisition of Chiquita and the tender offer and the merger may not be consummated in a timely manner as a result of pending regulatory approvals. Neither Chiquita nor Cutrale-Safra assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Cutrale-Safra Media Contact:
Jeremy Fielding / Stef Goodsell
Kekst and Company
(212) 521-4858/4878
jeremy-fielding@kekst.com/stef-goodsell@kekst.com

Chiquita Contacts
Investors
Steve Himes
1 980-636-5636
shimes@chiquita.com

Media
Ed Loyd
1 980-636-5145
eloyd@chiquita.com

Kelly Sullivan, Averell Withers or Joe Berg
Joele Frank, Wilkinson Brimmer Katcher
1 212-355-4449